UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 11, 2022

Commission File Number 001-37651

Atlassian Corporation Plc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Exchange House

Primrose Street

London EC2A 2EG

c/o Herbert Smith Freehills LLP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders

Atlassian Corporation Plc (the “Company”) is convening a court meeting of shareholders (the “Court Meeting”) and a general meeting of shareholders (the “General Meeting” and together with the Court Meeting, the “Meetings”) to be held at 2:00 p.m. (Pacific Time) and 2:30 p.m. (Pacific Time), respectively, on August 22, 2022 in connection with the Company’s proposed change of corporate domicile to the United States (the “U.S. Domestication”), to be effected by way of a court-approved scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”). The Meetings are being convened for shareholders to consider and, if thought fit, pass resolutions to, among other matters, approve the implementation of the Scheme, the associated reduction of capital of the Company and certain related amendments to the Company’s articles of association. A copy of the proxy statement, including the notices convening the Meetings, that will be sent to the Company’s shareholders in connection with the U.S. Domestication and the Scheme, the form of proxy card for the Court Meeting and the form of proxy card for the General Meeting are attached to this report on Form 6-K as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein.

As announced on February 9, 2022, the Company has undertaken an exploration of redomiciling its parent holding company from the United Kingdom to the United States, to be implemented by way of the Scheme. Pursuant to the Scheme, each existing Class A ordinary share in the capital of the Company and Class B ordinary share in the capital of the Company will be cancelled in exchange for one share of common stock, par value $0.00001 per share, of Atlassian Corporation (“New Atlassian”), a newly incorporated Delaware corporation, of the corresponding class. New Atlassian will be the new U.S. holding company of the Atlassian group upon the Scheme becoming effective. In addition to certain other closing conditions, the Scheme must be approved by the shareholders of the Company and sanctioned by the High Court of Justice in England and Wales (the “Court”). Subject to the Scheme becoming effective, the shares of Class A common stock, par value $0.00001 per share, of New Atlassian that holders of Class A ordinary shares of the Company will receive in the Scheme are expected to be listed on the Nasdaq Global Select Market.

Subject to receipt of the requisite shareholder approvals, the subsequent sanction of the Scheme by the Court and the satisfaction of certain other conditions, the Scheme is expected to become effective on September 30, 2022 (U.S. Time).

The information in this report on Form 6-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains certain forward-looking statements under applicable securities laws that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements related to the proposed U.S. Domestication and Scheme; the Company’s expected future business and financial performance; the likelihood of the U.S. Domestication being completed; the anticipated timing of the U.S. Domestication and the Scheme; the potential benefits, risks and costs of the U.S. Domestication; and the planned corporate, capital, governance and oversight structures of New Atlassian and the Company before and following the U.S. Domestication. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this Form 6-K. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: the ability to sanction the Scheme, including the ability to obtain requisite regulatory, Court and shareholder approval and the satisfaction of the other conditions to the sanction of the Scheme; the potential impact of the announcement or consummation of the U.S. Domestication on relationships, including with vendors, customers and employees; the possible effects on the market price of the Class A ordinary shares of the Company if the Company fails to consummate the Scheme; a diversion of a significant amount of management time and resources devoted towards the completion of the U.S. Domestication; the possible delay, postponement or cancellation of certain business opportunities the Company might otherwise pursue absent the pending U.S. Domestication; the failure to achieve the perceived benefits of the U.S. Domestication; the incurrence of costs associated with the U.S. Domestication beyond those estimated; unanticipated adverse tax consequences to the Company and/or New Atlassian in connection with the U.S. Domestication; and the other risk factors discussed from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available in the Investor Relations section of the Company’s website at www.atlassian.com.

Additional Information and Where to Find It

This report on Form 6-K is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed U.S. Domestication and Scheme or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed U.S. Domestication and Scheme because they will contain important information about the proposed U.S. Domestication and Scheme and the parties to the proposed U.S. Domestication and Scheme.

You may obtain copies of all documents filed with or furnished to the SEC regarding the U.S. Domestication and the Scheme, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the documents filed with or furnished to the SEC by the Company on the Company’s website (www.atlassian.com) or by contacting the Company at the following address: Atlassian Corporation Plc, Attention: Company Secretary, Bush Street, Floor 13, San Francisco, California 94104, USA.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Proxy Statement and Notices of Meetings, dated July 11, 2022

99.2	Form of Proxy Card for the Court Meeting

99.3	Form of Proxy Card for the General Meeting

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 11, 2022	Atlassian Corporation Plc

/s/ Erika Fisher
Erika Fisher Chief Legal Officer and Chief Administrative Officer